OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Vernuco inc. DBA Kordas Co.

244 5th Ave, suite 2421
New York, NY 10001

https://kordasco.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Convertible Note

Note converts to Non-Voting Common Stock when the company raises $2,000,000.00 in qualified equity financing

Maturity Date: 12/31/2020

$5M valuation cap

20% discount rate

5% yearly interest rate

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Vernuco Inc. DBA Kordas Co.
Corporate Address	244 5th Ave. Suite 2421, New York, NY 10001
Description of Business	Producer, importer and distributor of Amber jewelry.
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in Kordas Co. The number of shares you will receive in the future will be determined at the next equity round in which Kordas Co. raises at least $2M in equity financing. The conversion price per share is set based on a $5M company valuation cap or if less, then **you will receive a 20% discount** on the price the new investors are purchasing. **You also receive a 5% interest per year** added to your investment. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest

back from the company.

Perks

20-50% off all purchases on our online store kordasco.com

- All investors will receive a **VIP Investor Discount Code** that will entitle them to **50% off** retail prices on all purchases on *kordasco.com* (excludes clearance, promotions and wholesale).
- Investors with licensed business and valid state resale tax license will receive a **Dealer Investor Account** that will entitle them to **20% off** wholesale prices on all purchases on *kordasco.com* (excludes clearance, promotions).

5-10% store credit on our online store kordasco.com

- Additionally, all investors will receive a **store credit** to spend on retail product on *kordasco.com* in the amount of **5 to 10%** of your total investment:
    - **$250** — Store Credit equal to **5%** of your Total Investment
    - **$500** — Store Credit equal to **7%** of your Total Investment
    - **$1,000** —Store Credit equal to **8%** of your Total Investment
    - **$10,000** — Store Credit equal to **10%** of your Total Investment

**All perks occur after the offering is completed and expired at conversion date or Note maturity date (12/31/20)*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

KORDAS Co. is a producer, importer and distributor of Amber jewelry. Founded in 2010 as Vernuco Inc. chose to do jewelry business on name Kordas Co. (Vernuco Inc. DBA Kordas Co.) The company has successfully grown year after year by selling product wholesale and direct to consumer through trade shows, representatives, and online store.
Jewelry collections distributed by KORDAS Co. are designed and handcrafted by artists in the city of Gdansk, Poland, place of world's most plentiful and beautiful ancient fossilized amber, also known as Baltic Amber.
Only carefully selected, genuine Amber pieces set in gold & sterling silver are used in

the production of our jewelry to guarantee the best quality product. Our jewelry collections can be best described as trendy, unique and fresh.

Sales, Supply Chain and Customer Base

The company's primary product is Amber jewelry for the premium market. The company selling product retail and wholesale direct to consumer through trade shows, representatives, and online store. The company's current main sales channel are the trade shows, which is where it acquires new retail and wholesale customers.

We constantly cooperate with the fashion designers, take part in the jewelry competitions, international jewelry exhibitions and worldwide shows. Many of our unique jewelry design are custom made and exclusive to signature jewelry store. Jewelry collections distributed by KORDAS Co. are designed and handcrafted by artists in the city of Gdansk, Poland.

Our customer base is women ages 24-60 with interest to Amber jewelry and/or modern, contemporary jewelry design.

Competition

The competition mostly has very traditional designs, unlike Kordas Co., which focuses on a modern style that is more comparable to that of mainstream brands. The competitor styles often focus on their inclusion of Amber and lack other precious minerals including gold and silver to accompany the designs. This leaves the jewelry with a very traditional look that may be popular with the Southwestern or Midwestern United States middle-class demographics to accompany conservatively priced casual wear.

The value that Kordas Co. delivers is access the premium Amber jewelry for international buyers. We believe that its unique design and investment in brand identity build its reputation to increase the value far beyond any competitors in the Amber jewelry market.

Liabilities and Litigation

We are not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

The team

Officers and directors

Michael Kolb	Founder, President, Secretary, Treasuer

Michael Kolb
Michael Grzegorz Kolb is the Founder of Kordas Co. and serves on the Board as President, Secretary and Treasurer since inception in 2010. Michael has 20 + years of experience as an entrepreneur, managing the entire supply chain of his company in

the manufacturing and retail sector. Prior to starting his own company, he served as the regional director of a leading insurance provider and managed a design studio in Poland. He also has extensive direct sales experience and is a licensed real estate and insurance broker, which provides experience for the training of direct-to-consumer sales staff and wholesale order negotiation.

Number of Employees: 2

Related party transactions

The company founder, Michael Kolb, loaned Kordas Co. $33,000 (as 31/12/2016) in a no interest loan with no maturity date.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Patents, tredmark, copyrights or other intelectual property.** Kordas Co. has no registered patents, trademark, copyrights or other intellectual property, and Kordas Co. has no design protection for its jewelry. Design protection is almost impossible to get in jewelry. We have not sought to obtain any registration of patents.
- **Competitors.** There are several potential competitors who are better positioned than we are to take the majority of the market. We will compete with larger, established jewelry companies who currently have products on the markets. They have better financial means and marketing, sales and human resources than we do. In addition, competition may result in pricing pressure, reduced profit margins or a reduction in market share, any of witch could substantially harm our business and result of operations.
- **Capital needs.** Even if we raise the maximum amount of capital sought in this offering, we may need to raise more funds to grow our operations and obtain a positive return for our investors. We estimate that we will require at least $2 million over the following 3 years to grow aggressively in the United States and Internationally. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Cash flows.** Our ability to reach our goals is dependent on our ability to raise money to fund aggressive growth. Our ability to meet our goals is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing from third parties. No assurance can be given that we will be successful in these efforts.
- **Suppliers.** We rely upon our suppliers to obtain our product consistently, on time with the highest level of quality, and we rely upon information system to operate our website, process transactions, and communicate with customers. many of our jewelry are sourced from only one supplier. The operations of our suppliers can be subject to risk beyond our control, including shipping delays, labor disputes, trade restrictions or any other change in local or international conditions. Although we have the ability to source our supplies from other

suppliers, any disruption in our supply change could have a material adverse effect on our business. Any distribution or slowdown of our system, including system failures breaches or other causes could disrupt our business and reduce our sale. We have not taken significant measures protect our information system or build redundancies in case our systems are breached or fail.

- **Economic conditions.** An economic downturn in our key markets may adversely affect consumer discretionary spending and demand for our products. Factors affecting the level of consumer spending include general economic conditions, consumer confidence in future economic conditions, the availability of consumer credit, level of unemployment, and tax rates, among others. poor economic conditions may lead consumers to delay or reduce purchase of our products, which could have a material adverse effect on our financial condition.
- **Industry.** Our industry is highly fragmented and rapidly changing. The jewelry industry has gone through significant structural changes in consumer buying behaviors and shifting consumer demands. Online stores have evolved much faster over the last several years then in the past as consumers shift to online buying platforms. Accordingly, our operations and profitability are heavily dependent upon both the ability to target our customers in crowded marketplace and on our ability to anticipate, identify and capitalize upon new customer demands. If we fail to anticipate, identify or react appropriately, or in timely manner, to our consumer expectations, we could experience reduced consumer acceptance of our products, a diminished brand image and higher markdowns. These factors could result in lover selling prices and sales volumes for our products and could have a material adverse effect on our result of operations and financial condition.
- **Employees.** To be successful, we require capable people to run our day-to-day operations. As we grow, we will need to attract and hire additional employees in sale, marketing, operations, finance, legal, human resources and other areas. We may not be able to hire qualified individuals for those positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individuals. In addition, the disability or death of our founder or key personnel would cause our business to suffer significant setbacks.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Michael Kolb, 100.0% ownership, common stock

Classes of securities

- Common stock: 1,000

Voting Rights

Holders of our Common Stock are entitled to one vote for each share of record on

all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

- Convertible Promissory Notes: 0

Convertible Promissory Notes

Note converts to equity when the company raises $2,000,000.00 in qualified equity financing

Type of equity the notes convert into: Non-voting Common Stock

The Non-voting Common Stock will have the same rights, privileges and preferences as the Common Stock, except that (i) the Non-voting Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (ii) on any matter on witch the holders on Non-voting Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of Common Stock; and (iii) the holders of Non-voting Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Maturity Date: 12/31/2020

$5M valuation cap

20% discount rate

5% yearly interest rate

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Voting Rights: NONE

The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

As a minority holder of Common Stock in Kordas Co., you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

As a holder of a Convertible Note, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law. In that case, as a minority holder you will have no ability, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If the Compant decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Kordas Co. company is a United States producer, importer and distributor of Amber jewelry. Founded in 2010, the company has successfully grown year over year through direct to consumer and wholesale orders. In 2016, the company generated $122,132 in sales revenue that was surpassed due to a lack of liquidity for meeting large purchase orders and having adequate inventory in stock due to high inventory turnover levels.

Revenue 2016

2016 was a very successful year for Kordas Co. due to a lack of liquidity for meeting large purchase orders and having adequate inventory in stock due to high inventory turnover levels, global 2016 revenues were $122,132.

Cost of Good Sold

Cost of Good Sold in 2016 were $53,022 up 7% vs. 2015. The increase in COGS was driven by the increase our freight cost (more merchandise buying and shipping from European suppliers) and merchants fee vs. 2015.

Gross Profit

Gross profit in 2016 was $69,109 (56% of revenue), -5% vs. 2015.

Expenses

2016 expenses were $58,850, up 3% vs. 2015 it's $1,791 change vs. 2015. As our primary business is direct to customer, trade shows are the biggest operation cost that in 2016 was $24,255.

Revenue 2015

2015 revenue was $121,824

Cost of Good Sold

Cost of Good Sold in 2016 was $49,077

Gross Profit

Gross profit in 2016 was $72,746 (59% of revenue).

Expenses

2016 expenses were $57,059. primary operation cost are trade shows $26,629 in 2015.

Financial Milestones

Kordas Co. is investing for continued growth of the brand, and is generating stable net income year after year.

Management Kordas Co. currently is focused on the next two to three years with sights on long-term scalability to generate positive net income beginning in 2019.

Liquidity and Capital Resources

The company is currently generating operating year over year stable net income and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. We estimate that we will require at least $2 million over the following 3 years to grow aggressively in the United States and internationally. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

Our ability to meet our goal is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing from third parties. No assurance can be given that we will be successful in these efforts.

Indebtedness

The company founder, Michael Kolb, loaned Kordas Co. $33,000 (as 31/12/2016) in a no interest loan with no maturity date.

Recent offerings of securities

None

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The pre-money valuation is a number set by us and is not based on any third-party valuation, study, financial or other analysis or particular projected revenue, earrings or other amount. The actual value of Kordas Co. may be less or more. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Working Capital	$9,400	$100,580
Total Use of Net Proceeds	$9,400	$100,580

Working Capital - Kordas Co. will use the fund to increase its inventory stock in order to meet rising demand and fulfill large wholesale orders.

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. The company is seeking a total of $107,000 in order to increase its inventory stock in order to meet rising demand and fulfill large wholesale orders. If we manage to raise our overallotment amount of $107,000, we believe that amount will last us 4 months and plan to use the net proceed of approximately $100,580 over the course of that time as detailed above.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not

limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the section for investors labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.”

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Vernuco inc. DBA Kordas Co.

[See attached]

Vernuco Inc.

DBA Kordas Co.

Financial Statements

(Unaudited)

For the years ended

December 31 2016 and 2016

I, Michael Kolb the President of Vernuco Inc. DBA Kordas Co. hereby certify that the financial statements of Vernuco Inc. BDA Kordas Co. and notes thereto for the periods ending 01/01/2015 and 12/31/2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $69,109 ; taxable income of $2,590 and total tax of $398.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 11/01/2017.

____

(Signature)

President

(Title)

11/01/2017

(Date)

Vernuco Inc.
DBA Kordas Co.
Index to Financial Statements
(unaudited)

Vernuco Inc.
DBA Kordas Co.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

Kordas Co.
Balance Sheet Summary
As of December 31, 2016

	Total
ASSETS	
Current Assets	
Bank Accounts	4,513,16
Accounts Receivable	0,00
Inventory	105,106,43
Other Current Assets	270,90
Total Current Assets	**109,890.49**
Fixed Assets	23,359,46
TOTAL ASSETS	**133,249.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	3,965,18
Credit Cards	13,403,37
Other Current Liabilities	33,272,25
Total Current Liabilities	**50,640,80**
Total Liabilities	**50,640,80**
Equity	82,609,15
TOTAL LIABILITIES AND EQUITY	**133,249,95**

Kordas Co.
Balance Sheet Summary
As of December 31, 2015

	Total
ASSETS	
Current Assets	
Bank Accounts	5,211.19
Accounts Receivable	14,924.10
Inventory	93,678.18
Other Current Assets	0.0
Total Current Assets	**113,813.47**
Fixed Assets	23,359,46
TOTAL ASSETS	**137,172.93**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	5,465.18
Credit Cards	13.296.54
Other Current Liabilities	46,061.98
Total Current Liabilities	**64,823.70**
Total Liabilities	**64,823.70**
Equity	72,349.23
TOTAL LIABILITIES AND EQUITY	**137,172.93**

Vernuco Inc.
DBA Kordas Co.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Kordas Co.
Profit and Loss
January - December 2016

	Total
Income	
Sales	122,132,34
Total Income	**122,132,34**
Cost of Goods Sold	
Cost of Goods Sold - inv. ajust	50,322,80
Freight Costs	1,301,77
Merchant Account Fees	1,397,85
Total Cost of Goods Sold	**53,022,42**
Gross Profit	**69,109,92**
Expenses	
Marketing	142,30
Trade Show Exhibiting	24,255,00
Total Advertising and Promotion	**24,397,30**
Auto Expenses	321,38
Bank Service Charges	142,13
Business Licenses and Permits	179,50
Computer and Internet Expenses	519,67
Interest Expense	2,694,20
Meals and Entertainment	541,15
Office Supplies	1,148,73
Payroll Expenses	14,132,00
Postage and Delivery	129,13
Professional Fees	836,21
Rent Expense	359,28
Telephone Expense	122,96
Travel Expense	**10,428,03**
Taxes	2,898,33
Total Expenses	**58,850,00**
Net Operating Income	**10,259,92**
Net Income	**10,259,92**

Kordas Co.
Profit and Loss
January - December 2015

	Total
Income	
Sales	121,824,01
Total Income	**121,824,01**
Cost of Goods Sold	
Cost of Goods Sold - inv. ajust	47,546,30
Freight Costs	459,02
Merchant Account Fees	1,072,49
Total Cost of Goods Sold	**49,077,81**
Gross Profit	**72,746,20**
Expenses	
Marketing	354,23
Trade Show Exhibiting	26,275,00
Total Advertising and Promotion	**26,629,23**
Bank Service Charges	295,57
Business Licenses and Permits	100,00
Computer and Internet Expenses	822,64
Interest Expense	1,579,19
Meals and Entertainment	1,443,37
Office Supplies	866,29
Payroll Expenses	9,811,61
Postage and Delivery	191,04
Professional Fees	1,698,33
Rent Expense	359,26
Telephone Expense	35,88
Travel Expense	11,790,67
Taxes	1,436,66
Total Expenses	**57,059,74**
Net Operating Income	**15,686,46**
Other Expenses	
Bad Debt Expenses	4,464,28
Net Other Income	**- 4,464,28**
Net Income	**11,222,18**

Vernuco Inc.
DBA Kordas Co.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock			
	Shares	Amount	Retained Earnings (Accumulated deficit)	Total Stockholders' Equity (Deficiency)
December 31, 2014	1000	0	61,127,05	61,127,05
Net profit/loss			11,222,18	11,222,18
December 31, 2015	1000	0	72,349,23	72,349,23
Net profit/loss			10,259,92	10,259,92
December 31, 2016	1000	0	82,609,15	82,609,15

Vernuco Inc.
DBA Kordas Co.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Kordas Co.
Statement of Cash Flows
January - December 2016

	Total
OPERATING ACTIVITIES	
Net Income	10,259,92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	14,924,10
Inventory Asset	-11,428,25
Accounts Payable	-1,500,00
Credit Card	106.83
Payroll State Taxes	160,27
Short Term Loans Payable	-12,950,00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-10,687,05**
Net cash provided by operating activities	**- 427,13**
Net cash increase for period	**-427,13**
Cash at beginning of period	5,211,19
Cash at end of period	**4,784,06**

Kordas Co.
Statement of Cash Flows
January - December 2015

	Total
OPERATING ACTIVITIES	
Net Income	11,222,18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-10,459,82
Inventory Asset	3,133,06
Accounts Payable	-5,665,87
Credit Card	8,694.74
Payroll Federal Taxes	42,00
Payroll StateTaxes	69,98
Short Term Loans Payable	-5,000,00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,185,91**
Net cash provided by operating activities	**2,036,27**
Net cash increase for period	**2,036,27**
Cash at beginning of period	3,174,92
Cash at end of period	**5,211,19**

NOTE 1 – NATURE OF OPERATIONS

Vernuco Inc. DBA Kordas Co. was formed on 01/11/2010 ("Inception") in the State of New Jersey. The financial statements of Vernuco Inc. DBA Kordas Co (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Kordas Co. is a producer, importer and distributor of Amber jewelry.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of jewelry manufactured and imported and sold direct to consumer when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NJ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The founder, Michael Kolb, loaned Kordas Co. $33,000 (as 31/12/2016) in a no interest loan with no maturity date.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1000 shares of our common stock with par value of $0.

NOTE 6 – RELATED PARTY TRANSACTIONS

Loan from the founder with no maturity date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through November 1, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest | Edit My Campaign | Secondary BETA | ICO 2.0 Summit | Tess B.

Kordas Co. is pending **StartEngine Approval.**



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Kordas Co.

Amber Jewelry for Premium Market

Small OPO · New York, NY · Fashion & Apparel
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



Exclusive without exception

Invest in Kordas Co.

10 years on the market **well established profitable,** fashionable Amber jewelry company successfully grown year over year **seeking for capital to expand.**

Kordas Co. is a **producer**, **importer** and **distributor** of **Amber jewelry**. Founded in 2010 as Vernuco Inc. chose to do jewelry business on name Kordas Co. (Vernuco Inc. DBA Kordas Co.) The company has **successfully grown year after year** by selling product wholesale and direct to consumer through trade shows, representatives, and online store.

Jewelry collections distributed by Kordas Co. are designed and handcrafted by artist in the beautiful city of Gdansk, Poland, right on the Baltic Sea, place of world's most plentiful and beautiful ancient fossilized amber, also known as Baltic Amber.

Our jewelry Collection can be best described as **trendy, unique and fresh.**

Michael Kolb
Founder & President


KORDAS CO.


KORDAS CO.

Perks

20-50% off all purchases on our online store kordasco.com

- All investors will receive a **VIP Investor Discount** Code that will entitle them to **50% off** retail prices on all purchases on *kordasco.com* (excludes clearance, promotions and wholesale).

- Investors with licensed business and valid state resale tax license will receive a **Dealer Investor Account** that will entitle them to **20% off** wholesale prices on all purchases on *kordasco.com* (excludes clearance, promotions).

5-10% store credit on our online store kordasco.com

- Additionally, all investors will receive a **store credit** to spend on retail product on *kordasco.com* in the amount of **5 to 10%** of your total investment:
  - **$250** — Store Credit equal to **5%** of your Total Investment
  - **$500** — Store Credit equal to **7%** of your Total Investment
  - **$1,000** —Store Credit equal to **8%** of your Total Investment
  - **$10,000** — Store Credit equal to **10%** of your Total Investment

**All perks occur after the offering is completed and expired at conversion date or Note maturity date (12/31/20).*

Investment Opportunity - Convertible Promissory Note

Maturity Date: 12/31/2020
$5M valuation cap
20% discount rate
5% yearly interest rate

Note converts to Non-Voting Common Stock when the company raises **$2,000,000.00** in qualified equity financing

Maximum ($107,000) of Convertible Promissory Notes
Minimum ($10,000) of Convertible Promissory Notes

What is a Convertible Note?

*A convertible note offers you the right to receive shares in Kordas Co. The number of shares you will receive in the future will be determined at the next equity round in which Kordas Co. raises at least $2M in equity financing. The conversion price per share is set based on a $5M company valuation cap or if less, then you will receive a **20% discount** on the price the new investors are purchasing. You also receive a **5% interest per year** added to your investment. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.*





trendy, unique and fresh...


KORDAS CO.

Achievements

We are producer, importer and distributor of **Baltic Amber jewelry**.

We believe Kordas Co. is one of **most dynamically developing** companies in Amber jewelry business. We offer a wide range of silver and gold with Amber products as necklaces, pendants, earrings, rings...

The company's primary product is Amber jewelry for the **premium market**. The Kordas Co. brand is marketed as a **luxury** Amber jewelry line with a boutique image that conveys attention to detail and an elegant design.

We constantly **cooperate** with the fashion designers, take part in the jewelry competitions, international jewelry exhibitions and **worldwide** shows. Many of our unique jewelry design are custom made and **exclusive** to signature jewelry store.

Only carefully selected, genuine Amber pieces set in gold & sterling silver are used in the production of our jewelry to guarantee the **best quality** product. Our jewelry collections can be best described as trendy, unique and fresh.



- Well established company
- Profitable company
- 10 years on the market
- High margins
- Loyal customers
- Recognizable brand
- Unique product
- Top quality product
- Trendy design

"Dear Kordas Co office, I am writing to you to let you know how much I like my Baltic Amber necklace and bracelet, best part of all, is that my husband noticed them and said: WOW I really like those pieces. Where are the earrings? And I said, I did not order them. He said, your birthday is coming up, why don't you order them?..." - online store customer


1254
Kordas Co.
JA
NY
Designer
Showcase


Welcome to the JA New York Show

The Mission

The mission of Kordas Co. is to provide high quality and trendy Amber products to the customers that meet their requirements and give satisfactory profits for shareholders.



The jewelry



How Kordas Co. makes money

The company's primary product is Amber jewelry for the premium market. The company has successfully grown year after year by selling product **wholesale** and direct to consumer through **trade shows**, **representatives**, and **online store**. The company's current main **sales channel are the trade shows**, which is where it acquires new retail and wholesale customers. It already has **10 trade shows** planed for FY 2018 in the **United States** and 1 trade show within **Hong Kong.** These will continue to ensure that sales regularly increase by gaining exposure to regional retailers.



Online Store


Tradeshow

Retail Trade Shows


Tradeshow

Wholesale Shows


Sales
REP

Dealers


KORDAS CO.
AMBER GOLD & SILVER JEWELRY
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About Amber
Wholesale
Loyalty Program
Contact Information
Categories
Baltic Amber Jewelry
Pendants & Necklaces
Earrings
Rings
Bracelets
Cufflinks
Unique pieces
Carved Amber
Colombian Copal
14Kt Gold
CELEBRATING 10 YEARS
New arrivals
Baltic Amber Necklace N3095mt
$165.00
Baltic Amber
Contact us

Coming Soon...


Madison Ave
Fifth Ave

New sales channels:

- **International Trade Shows** - The company will continue to focus on emerging markets for wholesale and direct to consumer opportunities. This will emphasize the United States and Chinese markets.
- **Showroom at 5th Ave. Manhattan** - The company had a showroom based on 5th Avenue the past, but has since it lacked the ability to finance inventory levels, it was consistently running out of stock and was unable to meet demand. With the acquisition of financing, the company is able to generate higher sales levels and fulfill the constant demand by developing more inventories in the future.
- **Department Stores.**
- **Introductory Product Lines** - Once the jewelry market is selling at healthy and sustainable rates, the company will introduce new products made from Amber including bags, belts, and other high end clothing accessories. This will not only enable potential cross-selling opportunities for the company's existing customers and sales channels, but also enable it to expand into markets that do not sell jewelry such as clothing stores or accessory boutiques.

Marketing Plan

The marketing plan is designed to scale the company through both the direct to consumer and trade show models. Some promotional efforts will be synergistic, such as promotions targeting the development of the brand, whereas others will be exclusively focused on each channel. At the present time, approximately 50% of sales are derived from each channel, but ongoing investments into the brand and direct-to-consumer marketing campaigns may shift the sales slightly to the direct-to-consumer model, where the margins are higher and the company has more control over its supply chain.

Promotional Strategy

Public Relations

As the company scales, it will invest into the acquisition of media coverage by regional media outlets where it is selling products. It will also target niche fashion blogs and social media influencers in order to create brand preference for Kordas Co. However, PR is very expensive, so it will be a non-core focus of the company for the next one to two years as money is invested into performance based marketing channels and more wholesale buyers.

Direct Marketing

Sales from the online retail website will be a major focus point moving forward, as the company will target niche SEO for Amber jewelry, and search engine marketing. Advertisements will be setup on Adwords, Bing, Yahoo, and Facebook to landing pages designed to sell the jewelry direct to consumer. Remarketing campaigns will also be set-up with highly visual advertisements that are designed to retrieve users that abandoned shopping carts or left the website from their initial visit.

Omni-Channel Retail

A relatively new concept on the market has been the synergy between online ecommerce and offline retail. Consumers are able to browse a partial selection at the brick & mortar location, but order online, and have the comfort of receiving the support of a store after the purchase. This will take place with the introduction of a retail showroom at a premium retail location in New York City. It will be highly important for this location given the likelihood that consumers will purchase jewelry for gifts or only be shopping as a tourist and would like to order from future collections.


Hall 3E 展覽廳



Affiliate Marketing

Many affiliate websites including Commission Junction and Share-a-Sale offer commission based marketing plans. The company will register as a merchant on these websites in order to provide a 4 – 7% commission on each sale by placing a tracking code on its checkout page to pay its affiliate network. The Kordas Company will also place retail merchandise on Amazon, Rakuten, and Alibaba's merchant network to target buyers in the United States and Asia-Pacific.

Social Media

Creative social media strategies are also highly effective for many jewelry and fashion companies including Pinterest, Instagram, and visual Facebook advertisements. The attractive designs and target demographics using these social media platforms have historically made it a low cost way of acquiring new customers and quickly scaling. High resolution photos will be targeted for relevant keywords on Instagram and Pinterest, along with PPC advertisements targeting people that fall into the target demographic of middle to upper class female consumers in the United States.

The Market

The global jewelry industry has annual sales of an estimated $157 billion per year, forecasted to grow at **4 – 5% annually**, totaling $266 billion by the year 2020. Moreover, consumers are shifting preferences towards branded jewelry that already accounts for 60% of the watch market and 20% of the overall jewelry market as a whole.[1] Therefore, developing a jewelry brand will become more profitable such that is will strengthen the company's market position and increase its goodwill valuation.

The market for Amber jewelry is also **increasing significantly**, particularly within **China**, where sales increase an average of **4.7% per year**.[2] The increase in demand has been met with higher prices for jewelry, the price of Amber has skyrocketed, increasing 50 – 60% since 2010 due to demand in China and law change in Russia to unable to export raw stone. **As the price increases, the profit for Kordas Co. will also increase because the market perceives the product as higher value.**

[1] Source: McKinsey & Company
[2] Source: Amber Jewellery Market in China



Industry Overview

In 2014, the United States jewelry and watch sales totaled $78.08 billion, up 1.5% from 2013, according to preliminary figures. Specialty jewelry retailers posted a 1.1% increase in sales, to a record $33.61 billion in 2014. In 2014, overall fine jewelry sales in the US totaled $68.8 billion, rising 1.4% year-over year. Watch sales **increased** 7.7%, to $9.13 billion in 2014. The global market for branded jewelry is expected to increase at even more aggressive levels than the **United States market at 4 – 5% annually.**

Preference for Amber jewelry is positively correlated with the overall jewelry market, but increasing at a much fast rate, particularly within the Chinese market. As incomes rise and an emerging middle class continues to grow within China, a larger proportion of the market is purchasing luxury goods. **The market for such goods continues to scale.**

Source: The US Jewelry State of the Market Report

Market Needs

There is increasing demand for high quality jewelry, particularly Amber based jewelry that has an established brand. The current producers of Amber jewelry are unable to fulfill enough options for consumers, particularly for brick and mortar locations. Most jewelry stores do not stock an adequate selection of Amber jewelry because rather than focusing on an individual niche, they diversify selections across several styles and product lines. Moreover, the increasing demand in China has left many U.S. domestic Amber jewelry producers slow to react to meet the purchasing requirements, particularly for smaller stores that lack international business expertise.

Market Segmentation

By income, expenditure on jewelry and watches tends to rise as a household's income rises. Households earning $10,000–$15,000 annually each spent on average less than $100 a year on fine jewelry and watches, while households with an income of $150,000 or more spent on average nearly $2,000 per household. Households with an annual income under $70,000 spent less than the average on jewelry per household. Households earning more than $70,000 annually spent more than the average on jewelry, with top bracket income households spending on average four times as much on fine jewelry than the national average.



Source: The US Jewelry State of the Market Report





Foreign Markets

With luxury consumption dropping in 2016 to its lowest level since 2009, much attention has been focused on one of the biggest forces in global luxury spending: **Chinese consumers.**
The importance of China for the luxury-goods market is best shown through some statistics. The number of Chinese millionaires is expected to surpass that of any other nation by 2018, and by 2021 **China is expected to have the most affluent households in the world**. In 2016, we estimate that 7.6 million Chinese households purchased luxury goods—a number larger than the total number of households in Malaysia or in the Netherlands. Each of these 7.6 million households spends on average RMB 71,000 in luxury goods per year—which is twice what French or Italian households are spending. Chinese luxury consumers thus account for over RMB 500 billion ($7.4 billion) in annual spending, representing almost a **third of the global luxury market**.

Source: McKinsey & Company

Ambition

The strategy of Kordas Co. is focused on the **next two to three years** with sights on long-term scalability to an **exit strategy of an IPO**. The short-term strategy is to acquire a sum of **$2,000,000** in order to secure a **showroom** in the accessory district of Manhattan, New York and increase the company's **inventory levels** to prevent stockouts.




KORDAS CO.

Value

The value that Kordas Co. delivers is access the **premium Amber jewelry** for US and international buyers. We believe that its **unique design** and investment in **brand identity** build its **reputation** to increase the value far **beyond any competitors** in the US Amber jewelry market.

January 2010

Kordas Co.

Kordas Co. Incorporates!

The journey begins!

August 2011



New location 5th AVENUE Manhattan!

Kordas Co. moved to new location on 5th Avenue Manhattan NYC.

2010-2011



Sales reaches 300K.

Kordas Co. reaches over $300,000 in sales!

2016


Tradeshow

Attended 15 Trade Show

In 2016 Kordas Co. attended 15 Jewelry Trade Shows across USA.

2010-2017



Ready for NEXT LEVEL.

Steady growth year after year Kordas Co. are ready for next level!

November 2017


CROWD FUNDING

Equity Crowdfunding launch.

Be part of Kordas Co. next stage!

2018


WE'RE HIRING!

Push for staffing and growth.

Amongst many roles Kordas Co. intend to hire sales team to sustain our rapid growth. (ANTICIPATED)

In the Press

amber.com.pl

SHOW MORE

Meet the Founder



Michael Kolb

Founder, President, Secretary, Treasuer

Michael Grzegorz Kolb is the Founder of Kordas Co. and serves on the Board as President, Secretary and Treasurer since inception in 2010. Michael has 20 + years of experience as an entrepreneur, managing the entire supply chain of his company in the manufacturing and retail sector. Prior to starting his own company, he served as the regional director of a leading insurance provider and managed a design studio in Poland. He also has extensive direct sales experience and is a licensed real estate and insurance broker, which provides experience for the training of direct-to-consumer sales staff and wholesale order negotiation.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Note

Note converts to Non-Voting Common Stock when the company raises $2,000,000.00 in qualified equity financing

Maturity Date: 12/31/2020

$5M valuation cap

20% discount rate

5% yearly interest rate

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Vernuco Inc. DBA Kordas Co.
Corporate Address	244 5th Ave. Suite 2421, New York, NY 10001
Description of Business	Producer, importer and distributor of Amber jewelry.
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in Kordas Co. The number of shares you will receive in the future will be determined at the next equity round in which Kordas Co. raises at least $2M in equity financing. The conversion price per share is set based on a $5M company valuation cap or if less, then **you will receive a 20% discount** on the price the new investors are purchasing. **You also receive a 5% interest per year** added to your investment. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

Perks

20-50% off all purchases on our online store kordasco.com

- All investors will receive a **VIP Investor Discount Code** that will entitle them to **50% off** retail prices on all purchases on *kordasco.com* (excludes clearance, promotions and wholesale).
- Investors with licensed business and valid state resale tax license will receive a **Dealer Investor Account** that will entitle them to **20% off** wholesale prices on all purchases on *kordasco.com* (excludes clearance, promotions).

5-10% store credit on our online store kordasco.com

- Additionally, all investors will receive a **store credit** to spend on retail product on *kordasco.com* in the amount of **5 to 10%** of your total investment:
  - **$250** — Store Credit equal to **5%** of your Total Investment
  - **$500** — Store Credit equal to **7%** of your Total Investment
  - **$1,000** —Store Credit equal to **8%** of your Total Investment
  - **$10,000** — Store Credit equal to **10%** of your Total Investment

**All perks occur after the offering is completed and expired at conversion date or Note maturity date (12/31/20)*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

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THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed 107000.0 (the "Oversubscription Offering"). Providing that subscriptions for 10000.0 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's

payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% New York, NY

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and

shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.
Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.
Conversion; Repayment Premium Upon Sale of the Company.
In the event that the Company issues and sells shares of its Common Promissory Notes to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Promissory Notes resulting in gross proceeds to the Compnay of at least $
If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.
Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.
For the purposes of this Note: Company was sold entirely or had a change of control. It was sold either for stock or cash consideration.
Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.
Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.
Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.
Default. if there shall be any ***"Event of Default"*** hereunder, In case of an event of default, the note is repaid to holders.
Waiver.
Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.
Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.
Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors
Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: ____%%SUBSCRIBER_SIGNATURE%%____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%